CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

CONSOLIDATED  FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

CURRENT TECHNOLOGY CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

Consolidated Balance Sheet

Exhibit   "A"

Consolidated Statement of Loss and Deficit

Exhibit   "B"

Consolidated Statement of Cash Flows

Exhibit   "C"

Notes to Consolidated Financial Statements

Exhibit   "D"

_________________________________

  Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Current Technology Corporation:

We have audited the consolidated balance sheets of Current Technology Corporation as at December 31, 2006 and 2005, and the consolidated statements of loss and deficit, and cash flows for the years ended December 31, 2006, 2005 and 2004.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States of America).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company=s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, Canada

March 12, 2007

Comments by Independent Registered Chartered Accountants

for U.S. Readers on Canada - United States Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described  in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States of America)  generally accepted auditing standards, our report to the Board of Directors dated February 5, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, Canada

March 12, 2007

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2.  Telephone: +1 604 435 4317.  Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of International. A  world-wide organization of accounting firms and business advisors.

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Consolidated Balance Sheet

December 31, 2006

(Canadian Dollars)

Assets	2006	2005
Current:
Cash	$ 51,973	$339,973
Accounts receivable	-	802
Inventory	116,892	64,461
Prepaid expenses	102,538	206,390
Deferred financing costs	-	47,317
	271,403	658,943
Equipment and website development (Note 3)	-	60,311

	$271,403	$719,254

Liabilities
Current
Accounts payable and accrued liabilities	$529,220	$245,391
Promissory note (Note 5)	-	141,135
Subscription liability (Note 7)	96,996	334,363
Unearned revenue	23,310	104,057
	649,526	824,946
Convertible promissory note (Note 6)	832,009	688,174

	1,481,535	1,513,120
Shareholders’ Deficiency
Equity component of convertible promissory note (Note 6)	479,993	243,728
Share capital (Note 7)	34,924,434	34,061,493
Contributed surplus (Note 8)	1,384,405	1,013,063
Deficit, per Exhibit “B”	37,998,964	36,112,150
	(1,210,132)	(793,866)
Future Operations (Note 1)
Commitments (Note 15)
Subsequent Event (Note 16)
	$271,403	$719,254
Approved by Directors: ___”Robert Kramer” ________ ___”George Chen”__________

 See accompanying notes -

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Loss and Deficit

For the Year Ended December 31, 2006

(Canadian Dollars)

2006		2005	2004
Revenue	$381,578	$497,313	$334,441

Manufacturing	242,299	346,194	196,332
139,279		151,119	138,109
Expenses:

Amortization	23,418	25,896	35,320
Bank charges and interest	4,860	13,444	9,850
Consulting	219,301	150,258	120,300
Corporate communications	157,360	160,102	312,224
Financing cost	60,767	35,487	-
Interest on convertible promissory note	106,345	91,106	19,924
Interest on promissory note	2,307	33,048	80,445
Legal, auditing and filing fees	196,594	176,807	142,004
Marketing	13,301	394,323	340,649
Office and other	36,358	50,245	51,953
Product development	-	25,722	-
Regulatory	11,306	34,958	121,620
Rent	64,691	53,789	51,258
Research report	-	-	130,802
Salaries and benefits	508,921	402,688	360,450
Telephone	23,410	25,500	26,635
Test and studies	80,183	104,191	108,965
Travel and automotive	72,721	67,631	66,728
	1,581,843	1,845,195	1,979,127
Loss before other items	1,442,564	1,694,076	1,841,018
Other Items:
Foreign exchange (recovery)	9,020	(164,757)	(81,930)
Write-down of patents, license and rights	-	85,000	-
Write-down of equipment and website development	38,776	-	-
Accretion interest expense	396,454	200,898	-
	444,250	121,141	(81,930)
Net Loss	1,886,814	1,815,217	1,759,088
Deficit, beginning	36,112,150	34,296,933	32,537,845
Deficit, ending, to Exhibit “A”	$37,998,964	$36,112,150	$34,296,933

Basic and fully diluted net loss per share	$ (0.02)	$ (0.03)	$ (0.03)

 See accompanying notes -

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2006

(Canadian Dollars)

	2006	2005	2004
Operating Activities:
Net Loss, per Exhibit “B”	$(1,886,814)	$(1,815,217)	$(1,759,088)
Adjustments for-
Amortization	23,418	25,896	35,320
Accretion interest of convertible debt	396,454	200,898	-
Consulting fees	59,512	-	-
Interest expense	106,345	124,154	-
Financing cost	47,317	-	-
Write-down of assets	38,776	85,000	-
Stock based compensation	245,600	114,326	120,300
Shares issued for services provided	155,347	349,791	703,036

Changes in non-cash working capital-
(Increase) Decrease in accounts receivable	802	112,373	(78,051)
(Increase) Decrease in inventory	(52,431)	(140)	(35,305)
(Increase) Decrease in deferred financing cost	-	(47,317)	-
(Increase) Decrease in prepaid expenses	44,340	36,876	(154,307)
Increase (Decrease) in accounts payable	283,829	(70,508)	(97,567)
Increase (Decrease) in unearned revenue	(80,747)	(205,187)	309,244
Cash flows (used in) Operating activities	(618,252)	(1,089,055)	(956,418)
Investing Activities
Acquisition of equipment	(1,883)	(45,419)	(22,021)
Financing Activities:
Advances of convertible promissory note	-	133,796	-
Repayment of convertible promissory note	-	-	(6,700)
Advances of promissory note	-	127,930	46,686
Repayment of promissory note	(138,141)	-	-
Issuance of new shares	373,280	672,828	1,116,695
Subscription liabilities	96,996	334,363	-
Cash flows from financing activities	332,135	1,268,917	1,156,681
Net Increase (Decrease) in Cash	(288,000)	134,443	178,242
Cash, beginning	339,973	205,530	27,288
Cash, ending	$51,973	$339,973	$205,530

Supplemental Disclosure of Cash Flow Information:
Additional Information-
Interest paid	2,307	8,000	6,000
Non-cash Transactions-
Accretion of convertible debt	396,454	200,898	-
Shares issued for consulting services	102,162	163,044	597,293
Shares issued for settlement of debt	53,136	203,525	105,743

 See accompanying notes -

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

1.

Future Operations:

These consolidated financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

A net loss of $1,886,814 was incurred during the year (2005 - $1,815,217; 2004- $1,759,088).  Recurring losses have been reported since inception which have resulted in an accumulated deficit of $37,998,964 (2005 - $36,112,150). The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions to increase revenue in North America, Asia, Europe and the Middle East.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 18.

The consolidated financial statements include Current Technology Corporation and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary had not commenced material operations as at December 31, 2006.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.  Inventory consists of parts and partially and completed products.

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Deferred Financing Costs -

Financing costs are capitalized and are amortized on a straight-line basis over the term of the related debt agreement.

e)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Declining Balance:
Furniture and fixtures 20%
Office equipment 20%
Production equipment 20%
Straight-line:
Computer equipment and software 3 years
Website development 2 years

When the net carrying amount of the tangible assets exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of loss and deficit.

f)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

g)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the differences between the tax basis of assets and liabilities and their carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital

. . . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition -

i)

The following policies have been established with respect to revenue recognition on the sale of ElectroTrichoGenesis (“ETG”) devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

a)

actual receipt of funds from distributors or customers; or

b)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

c)

distributors or customers exceptional credit and operating history,

and an agreement in writing to specific terms of payment; and

3)

Typically, revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

ii)

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

j)

Translation of Foreign Currencies -

Foreign currencies are translated into Canadian dollars as follows:

i)

Monetary assets and liabilities at year-end exchange rate; and

ii)

Revenue and expenses at the rates in effect at the transaction date.

Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

. . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

k)

Loss per Share -

Loss per share computations is based on the weighted average number of shares outstanding during the period.

l)

Use of Estimates -

The preparation of consolidated financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

	Cost	Accumulated Amortization	Impairment	2006 Net	2005 Net
Computer equipment	$ 197,581	$ 189,177	$ 8,404	$ -	$ 17,107
Furniture and fixtures	43,932	41,904	2,028	-	2,489
Office equipment	117,273	100,772	16,501	-	20,258
Production equipment	14,993	3,150	11,843	-	12,455
Web site development	42,575	42,575	-	-	8,002
	$416,354	$ 377,578	$ 38,776	$ -	$ 60,311

The company performed an impairment analysis in accordance to Handbook section 3063 and determined that the net present value of the projected future cash flow was uncertain. Therefore, an impairment loss of $38,776 was recorded in December 2006. The net book value of equipment and website development is $Nil.

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

The company performed a SFAS 144 impairment analysis and determined that the net present value of the projected future cash flow was uncertain. Therefore, an impairment loss of $85,000 was recorded in  2005. The net book value of these patents, license and rights is $Nil.

5.

Promissory Note:

On July 25, 2005, the company issued a secured promissory note in the amount of US$110,000 to fund inventory.  As at December 31, 2005, the total amount outstanding including interest was $141,135 (US$121,356).  The note was fully repaid on January 26, 2006.

. . . 5

Exhibit “D”

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

6.

Convertible Promissory Note:

i)

Convertible Promissory Note – December 31, 2006

On January 18, 2007, the company reached an agreement with the holder of the convertible promissory note (“note”) to extend maturity date of the note from January 2, 2007 to January 9th, 2008.  This agreement is effective December 31, 2006.

At December 31, 2006, total principal and interest restructured amounted to $1,194,021 (US$1,024,559).  The liability portion of this note is calculated as follows:

Principal and Interest	$1,194,021
Less: Unamortized accretion from conversion feature	$236,265
Unamortized accretion from fair valuation of warrants	125,747	362,012
Period ended December 31, 2006		$832,009

After restructuring, the equity component of the note is $236,265.

The note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the convertible promissory note 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the note is fully repaid.

The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

ii)

Convertible Promissory Note – December 31, 2005

On March 22, 2005, a promissory note in the amount of US$733,471 was restructured under terms of the Forebearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.

Prior to the restructuring, the lender advanced the company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.

At year end, the liability portion of this note is $ 688,174, calculated as follows:

Principal and Interest		$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
Period ended December 31, 2005		$688,174

. . . 6

Exhibit “D”

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

ii)

Convertible Promissory Note – December 31, 2005- (Continued)

The equity component is $243,728.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company’s property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

New Expiry
Number of Warrants	Expiry Date	Exercise Price	Date*
2,000,000	January 3, 2005	US $0.25	January 9, 2007
2,980,000	February 7,2005	US $0.10	January 9, 2007**
179,167	September 27, 2005	US $0.15	January 9, 2007
1,600,000	October 11, 2005	US $0.50	January 9, 2007

*   The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the

date on which the debt and any interest payable has been

repaid in full.

** US $0.05 up to and including February 7, 2006.

. . . 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b) Issued and Fully Paid –	2006		2005
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance, beginning	74,655,023	$34,061,493	60,240,257	$32,455,141
Common Shares Issued -
- For cash	4,252,000	611,650	3,700,000	514,884
- For settlement of services provided	1,190,000	155,298	1,965,000	366,569
- Conversion of promissory note	-	-	6,949,766	420,218
- Exercise of options	75,000	10,656	100,000	6,127
- Exercise of warrants	700,000	85,337	1,700,000	298,554
Balance, ending	80,872,023	$34,924,434	74,655,023	$34,061,493

No Class "A" Preference shares have been issued.

c)

Subscription Liability -

During the year, the Company received US$28,230 for the exercise of warrants in which the underlying shares have not been issued.  The Company also received US$55,000 for private placement in which the units have not been issued.

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

. . .8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

8.

Contributed Surplus- (Continued):

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $245,600 (2005 - $114,326) of compensation expense relating to vested stock options has been charged to the contributed surplus account.  Options granted during the period were valued using the following assumptions:

Volatility factor of the market	60.37%- 62.92%
Price of the company shares	$0.09 - $0.38
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	5.00 -6.00%

As a result of the application of the requirement, stock based compensation expenses (non-cash items) have been added to the following expense categories in the consolidated statement of loss and decifit:

2006	2005	2004
Consulting	$115,168	$94,096	$ 120,300
Salaries and benefits	130,432	20,230	-
Total Stock-based Compensation	$245,600	$114,326	$120,300

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.  Options outstanding under these plans are as follows:

Expiry Date			Number of Shares	Option Price
February	7,	2007	3,070,000	US	$0.05
December	20,	2007	200,000	US	$0.05
September	6,	2007	200,000	US	$0.125
October	10,	2007	200,000	US	$0.20
December	19,	2007	225,000	US	$0.26
April	8,	2008	250,000	US	$0.26
September	30,	2009 *	200,000	US	$0.30
October	17,	2009	850,000	US	$0.25
December	22,	2009	175,000	US	$0.25
December	23,	2009 *	100,000	US	$0.25
May	17,	2010	175,000	US	$0.23
July	15,	2010	150,000	US	$0.26
November	20,	2010	200,000	US	$0.28
December	12	2010	200,000	US	$0.32
January	2	2011	195,000	US	$0.31
August	22	2011	1,475,000	US	$0.19
August	22	2011 *	200,000	US	$0.19

* 2004 Stock Option and Stock Bonus Plan

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005,

except those granted  under the 2004 Stock Option and Stock Bonus Plan.

 . . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

9.

Stock Options:  (Continued)

The following table summarizes information about stock options to purchase common shares outstanding and exercisable at December 31, 2006:

2006		2005
		Weighted		Weighted
	Common	Average	Common	Average
	Shares	Exercise Price $	Shares	Exercise Price $
Outstanding, beginning	6,270,000	0.14	5,870,000	0.13
- Granted	1,870,000	0.20	600,000	0.24
- Exercised	(75,000)	0.13	(100,000)	0.05
- Cancelled	-	-	(100,000)	0.30
Outstanding, ending	8,065,000	0.16	6,270,000	0.14
Exercisable, ending	8,065,000	0.16	6,270,000	0.14

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

		Weighted Number	Average		Number
		Outstanding at	Remaining		Outstanding
Exercise Price		2006	Contractual Life		2005
US	$0.05	3,270,000	0.2	years	3,270,000
US	$0.125	200,000	0.7	years	275,000
US	$0.19	1,675,000	4.6	years	-
US	$0.20	200,000	0.8	years	200,000
US	$0.26	625,000	1.7	years	625,000
US	$0.30	200,000	2.8	years	200,000
US	$0.25	1,125,000	2.8	years	1,125,000
US	$0.23	175,000	3.4	years	175,000
US	$0.28	200,000	3.9	years	200,000
US	$0.32	200,000	4.0	years	200,000
US	$0.31	195,000	4.0	years	-
		8,065,000			6,270,000

. . . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

10.

Warrants:

Expiry Date	Number of Shares	Exercise Price

January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
May 15, 2007	1,227,129	US	$0.55
June 28, 2007	450,000	US	$0.20	[3]
June 30, 2007	2,500,000	US	$0.05	[3]
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20
July 15, 2009	200,000	US	$0.20
January 2, 2010	3,200,000	US	$0.25	[2,3]
March 25, 2010	1,200,000	US	$0.25
May 31, 2010	1,200,000	US	$0.25
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25
September 21, 2010	3,052,000	US	$0.25
December 30, 2010	600,000	US	$0.25
March 2, 2011	1,200,000	US	$0.25
December 31, 2011	4,000,000	US	$0.10	[3,4]

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 ) is paid in full.

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 ) is paid in full.

3

These warrants have a cashless exercise provision.

4.

The expiry date shall be the later of:

a)

December 31, 2011; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6) is paid in full.

. . . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

10.

Warrants:  (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

		2006		2005
	Common	Average	Common	Average
	Shares	Exercise Price $	Shares	Exercise Price $
Outstanding, beginning	28,968,358	0.18	16,818,592	0.21
Issued	8,252,000	0.18	13,849,766	0.15
Exercised	(700,000)	0.11	(1,700,000)	0.15
Expired	(844,600)	0.15	-	-
Outstanding, ending	35,675,758	0.18	28,968,358	0.18
Exercisable, ending	35,675,758	0.18	28,968,358	0.18

11.

Related Party Transactions:

2006	2005
Transactions During the Year -
Salaries and consulting fees accrued or paid to directors	$322,312	$318,278
Interest paid to directors for overdue salary payable	-	8,000
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.
Balance at December 31 -
Salaries, consulting fees payable to directors and
companies controlled by directors of the company	57,065	17,608

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted under the 2004 Stock Option and Stock Bonus Plan.  Included in the change were options to purchase 3,325,000 shares held by Directors. In addition, on May 8, 2006 the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2006 to June 30, 2007. On August 23, 2006,  975,000 stock options were granted to directors of the Company with an exercise price of US$0.19 and a five years expiration date. All the options include a cashless exercise provision.

12.

Financial Instrument:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable and accrued liabilities, promissory notes and convertible promissory note are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable and accrued liabilities, promissory notes, convertible promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

  . . . 12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

13.

Segmented Information:

The major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The revenue by region is as follows:

2006	2005		2004
Asia Pacific	$130,895	$302,240	$ 23,735
Europe	152,911	27,702	33,075
The Americas	97,772	167,371	277,631
	$381,578	$497,313	$334,441

The majority of the company’s assets are located in Canada.

14.

Income Taxes:

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before income taxes for the following reasons:

	2006	2005	2004

Loss from continuing operations before income taxes	(1,886,814)	(1,815,217)	(1,759,088)

Statutory income tax rate	35.62%	35.62%	35.62%

Expected recovery of income taxes	(672,083)	(646,580)	(626,587)
Permanent differences	244,126	162,389	73,156
Unrecorded benefit of tax loss incurred during the year	427,958	484,191	553,431
Income tax recovery	-	-	-

The difference in income taxes is due to differences between the Canadian statutory federal income tax rate and the effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2006	2005	2004
Future Income Tax Assets:
Eligible capital expenditure	$51,878	$51,878	$51,878
Equipment and website development	398,261	389,920	346,399
Operating loss carryforward	2,587,140	2,277,074	2,460,546
Net capital loss carryforward	1,122,157	1,122,157	1,122,157
Financing cost	1,701	6,741	-
	4,161,137	3,847,770	3,980,980
Less: Valuation loss provision	(4,161,137)	(3,847,770)	(3,980,980)
	$-	$ -	$-

. . . 13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

14.

Income Taxes:  (Continued)

Accumulated non-capital losses for income tax purposes of approximately $7,263,165 are available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision as it is more likely than not that these benefits will not be realized.  The losses will expire at the end of the following fiscal years:

2007	$ 492,394
2008	811,388
2009	1,105,792
2010	739,106
2014	1,553,708
2015	1,359,324
2016	1,201,453

15.

Commitments:

An agreement was entered into to lease office space from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2007	32,900
2008	32,900
2009	32,900
2010	36,033
2011	12,533

Lease agreements were entered into with respect to automotive equipment. The future minimum lease payments for these commitments are as follows:

2007	16,182
2008	16,182
2009	11,503

16.

Subsequent Event:

a)

Sales Agreement-

On February 12, 2007, the Company announced Hair Envy, LLC will launch CTG in the United States.  The Company also issued 2,500,000 warrants to Hair Envy, LLC with an exercise price of US$0.125 and with vesting provisions tied to sales performance.

b)

Share Capital-

The company received US$198,000 for the private placement of 3,960,000 units.  Each unit consists of one common share and one five year warrant with an exercise price of US$0.10.  The units have not been issued.

17.

Comparative figures

The 2005 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year

 . . 14

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

18.

Differences between Canadian and United States Generally Accepted

Accounting Principles:

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

	2006	2005	2004
Net Loss - Canadian GAAP	$(1,886,814)	$(1,815,217)	$(1,759,088)
Stock- based compensation expense
Employees	-	-	-
Non-Employees	-	-	-

Net Loss- US GAAP	$(1,886,814)	$(1,815,217)	$(1,759,088)

Stock-based Compensation -

(i)

Employees Stock Options:

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123R".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123R requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options:

The company accounts for its non-employees stock options with the fair value method "FAS 123R".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123R requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

Volatility factor of the market	60.37%- 62.92%
Price of the company shares	$0.09 - $0.38
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	5.00 -6.00%

. . . 15

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

18.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

	2006	2005	2004
Weighted Average Number of Shares Outstanding Canadian GAAP Less: Escrow Shares	80,872,023	66,637,565	54,477,115
U.S. GAAP	80,872,023	66,637,565	54,477,115
Basic loss per share under U.S. GAAP	$(0.02)	$(0.03)	$(0.03)

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on the consolidated financial statements.

The application of U.S. GAAP would have the following effects on the consolidated balance sheet items as reported under Canadian GAAP:

	2006	2005	2004
Liabilities - Canadian GAAP	$1,481,535	$1,513,120	$1,853,803
Effect of equity component of
convertible promissory note	479,993	243,728	135,445
Liabilities - U.S. GAAP	$1,961,528	$1,756,848	$1,989,248

. . 16

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

18.

Differences between Canadian and United States Generally Accepted

Accounting Principles-(Continued)

Revenue Recognition –(Continued)

	2006	2005	2004
Deficit - Canadian GAAP	$(1,210,132)	$(793,866)	$(1,161,235)
Effect of equity component of convertible promissory note	479,993	243,728	135,445
Cumulative effort of prior year adjustments to net income	(279,815)	(279,815)	(279,815)

Deficit- U.S. GAAP	$(1,969,940)	$(1,317,409)	$(1,576,495)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  (See Note 6).

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it consolidated financial statements.

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the financial position or results of operations.

                                                                     . . 17